UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jackson Hewitt Tax Service, Inc.

File No. 1-32216 - CF#24476

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Jackson Hewitt Tax Service, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6 to a Form 10-Q filed on December 9, 2009. The company modified its application and refiled Exhibit 10.1 with fewer redactions as Exhibit 10.4 to a Form 10-Q filed on March 17, 2010. The company further modified its application and again refiled Exhibit 10.1 with fewer redactions as Exhibit 10.1 to a Form 10-Q/A filed on August 3, 2010. The company also modified its application and refiled Exhibit 10.2 with fewer redactions as Exhibit 10.2 to a Form 10-Q/A filed on August 3, 2010.

Based on representations by Jackson Hewitt Tax Service, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Form 10-Q filed on December 9, 2009:

Exhibit 10.1	through October 31, 2011
Exhibit 10.2	through October 31, 2011
Exhibit 10.3	through October 31, 2010
Exhibit 10.4	through October 31, 2010
Exhibit 10.5	through October 31, 2010
Exhibit 10.6	through October 31, 2010

Form 10-Q filed on March 17, 2010:

Exhibit 10.4	through October 31, 2011

Form 10-Q/A filed on August 3, 2010:

Exhibit 10.1	through October 31, 2011
Exhibit 10.2	through October 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel